[Elbit Vision Systems Letterhead]

December 26, 2013

Via EDGAR

Mr. Jay Mumford
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Responses to Comments of the Staff of the Securities and Exchange Commission to the Registration Statement on Form F-1 of Elbit Vision Systems Ltd. (File No. 333-192648)

Dear Mr. Mumford:

This letter sets out the response of Elbit Vision Systems Ltd. (the "Company"), to the comments of the staff of the United States Securities and Exchange Commission (the "Commission") contained in the letter dated December 18, 2013 (the "Comment Letter") with respect to the Registration Statement on Form F-1 (the "Form F-1"), filed with the Commission on December 4, 2013 April via EDGAR. In response to the staff’s comments, the Company is filing an amendment to its Form F-1 (the "Form F-1/A").For the convenience of the staff, we have numbered our responses to correspond to the applicable numbered comment in the Comment Letter. Additionally, the text of the comment in the Comment Letter has been duplicated in bold type to precede the Company's response.

Forward Looking Statements page 16

1.
We note your reference to Section 21E of the Securities Exchange Act of 1934 and that you seek to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Since you are a penny stock issuer it does not appear you are eligible to rely on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for forward looking statements. Please see Section 21E(b)(1)(C). Please revise your disclosure or advise.

Response: The Company  has revised the disclosure in the F-1/A to address the staff's comment.

Selling Shareholders page 52

2.	Please disclose how Sam Cohen and Yaron Menashe acquired the shares they are offering for resale. Refer to Item 9.D.1 of Form 20-F.

Response:  The Company has revised the disclosure in the F-1/A to address the staff's comment.

3.
 We note your financial statements appear to be attached to part II of the registration statement, rather than in the prospectus. Please revise to include the financial statements in the prospectus itself.

Response: The Company has revised the disclosure in the Form F-1/A, to address the staff's comment.

Signatures

4.	Please indicate who signed your document in the capacity of the controller or principal accounting officer. Refer to Instruction 1 to the Form F-1 signature page.

Response: The Company has revised the disclosure in the Form F-1/A, to address the staff's comment.

Exhibit 5.1

5.
Please have your counsel revise their opinion to state whether the outstanding shares to be sole in this offering are validly issued, fully paid and non-assessable. For guidance please refer to Section 11.B.1.c of Staff Legal Bulletin No. 19 – Legality and Tax Opinions in Registered Offerings available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

Response: The Company has filed the revised opinion as Exhibit 5.1 to the Form F-1/A.

In connection with this response letter, the undersigned hereby acknowledges that (i) the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, (ii) should the Commission or the Staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comment of the staff. Please telephone the undersigned at +972-4-610-7609 if you have any questions or need additional information.

Sincerely, /s/ Yaron Menashe Yaron Menashe Chief Financial Officer

cc:	Adrian M. Daniels (Yigal Arnon & Co)